A-4
3·1·2004



SEC\ 04002163)MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - *52752*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ JANUARY 1 2003 _____ AND ENDING _____ DECEMBER 31, 2003

MM/DD/YY

MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FEDERAL STREET INVESTMENTS, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FEB 2 3 2004

FIRM ID. NO.

800 CUMMINGS PARK 355W

(No. and Street)

BEVERLY   MASSACHUSETTS   01905

(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROGER BLUNDELL   (978)921-0055

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.

(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA 01950-2755

(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:

XX Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 03 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid control number

OATH OR AFFIRMATION

I, <u>ROGER BLUNDELL</u>

swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>FEDERAL STREET INVESTMENTS, INC.</u>, as of <u>DECEMBER 31, 2003,</u> are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____

                                                           Signature

_____

                                                           Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
    (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
    (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
    (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED
BY SECTION 17A-5**

To the Board of Directors
Federal Street Investments, Inc.

I have examined the financial statements of Federal Street Investments,
Inc.for the year ended December 31, 2003 and have issued my report thereon
dated February 11, 2004. As part of my examination, I made a study
and evaluation of the Company's system of internal accounting control,
which includes the procedures for safeguarding securities, to the
extent I considered necessary to evaluate the system as required by
generally accepted auditing standards. The purpose of my study and
evaluation, which included obtaining an understanding of the
accounting system, was to determine the nature, timing and extent of
the auditing procedures necessary for expressing an opinion on the
financial statements.

I also made a study of the practices and procedures followed by the.
Company in making periodic computations of aggregate indebtedness and net
capital under rule 17a-3(a) (11) and the procedures for determining
compliance with the exemptive provisions of rule 15c-13 or (ii) in Section
4(c) of regulation T of the board of governors of the Federal Reserve
System, because the Company does not carry security accounts for customers
or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and
maintaining a system of internal accounting control and the practices and
procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgements by management are required to
assess the expected'benefits and related costs of control procedures and of
the practices and procedures referred to in the preceding paragraph and to
assess whether those practices and procedures can be expected to achieve
the objectives of the SEC described in rule 17a-5(g). The objectives of a
system of practices and procedures are to provide management with
reasonable, but not absolute, assurance that assets for which the company
has responsibility are safeguarded against loss from unauthorized use or
disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the. preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Pacvest Associates, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the SEC Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the commission's objectives. In addition, no facts came to my attention that would indicate that conditions of the exemption for rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the SEC and should not be used for any other purpose.

February 11, 2004

Federal Street Investments, Inc..

Audited Financial Statements

The Year Ended December 31, 2003

CONTENTS
INDEX
*****
****
**
*



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512   Fax (978) 462-9043

February 12, 2004

Federal Street Investments
176 Federal Street 3rd Floor
Boston, MA 02110

To the Stockholders:

   I have audited the accompanying Balance Sheet of Federal Street
Investments, Inc. as of December 31, 2003, and the related Statements of
Income, Retained Earnings, Stockholder's Equity and Cash Flows for the year
ended December 31, 2003. These financial statements are the responsibility
of the Company's management. My responsibility is to express an opinion on
these financial statements based on my audit.

   I have conducted my audit in accordance with generally accepted
auditing standards. These standards require that I plan and perform my
audit to obtain reasonable assurance about whether the financial statements
are free of material misstatement. An audit includes examining, on a test
basis, evidence supporting the amounts and disclosures in the financial
statements. An audit also includes assessing the accounting principles used
and significant estimates made by management, as well as evaluating the
overall financial statement presentation. I believe that my audit provides
a reasonable basis for my opinion.

   In my opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of Federal Street
Investments, Inc. as of December 31, 2003 and the results of its operations
and cash flows for the year ended December 31, 2003, in conformity with
generally accepted accounting principles.

   My audit was conducted for the purpose of forming an opinion on the
basic financial statements taken as a whole. The supplemental schedules of
Federal Street Investments, Inc. are presented for the purpose of
additional analysis and are not required as part of the basic financial
statements, but are supplementary information required by Rule 17a-5 under
the Securities Exchange Act of 1934. These schedules are the
responsibility of the Company's management. Such schedules have been
subjected to the auditing procedures applied in the audit of the basic
financial statements and, in my opinion, are fairly stated, in all material
respects, when considered in relation to the basic financial statements
taken as a whole.

Harvey Karll CPA, P.C.

Federal Street Investments, Inc
Balance Sheet
December 31, 2003

Assets

Current Assets			
Cash in Bank		$ 335.51	
Clearing Deposits		25,000.00	
Commissions Receivable		19,622.29	
Total Current Assets			$ 44,957.80
Fixed Assets			
Computers	$ 4,222.50		
Accum Depre-Computers	(3,842.00)		
		380.50	
Office Equipment	36,655.51		
Accum Depre-Office Equip	(16,504.00)		
		20,151.51	
Total Fixed Assets			20,532.01
Other Assets			
Due from D. Rossignol		41,888.89	
Due from R.Blundell		65,135.12	
Total Other Assets			107,024.01
Total Assets			$ 172,513.82

Federal Street Investments, Inc
Balance Sheet
December 31, 2003

Liabilities & Equity

Liabilities

Current Liabilities

Amex Payable	$	3,307.13	
Commission Dispute		5,500.00	
Accrued Expenses		2,420.00	
Total Current Liab.			$ 11,227.13

Long Term Liabilities

Total Long Term Liab.	0.00
Total Liabilities	11,227.13

Equity

Common Stock	27,000.00	
Paid in Capital	104,685.00	
Retained Earnings	23,221.76	
Current Earnings	17,597.40	
Shareholder Distribution	(11,217.47)	
Total Equity		161,286.69
Total Liabilities & Equity		$ 172,513.82

See Accountant's Audit Report

Federal Street Investments, Inc
Income Statement
Twelve Months Ended December 31, 2003

	Year To Date	%
Income		
Commissions Income	$ 371,017.71	100.0
Total Income	371,017.71	100.0
Selling & Administrative Exp.		
(See Schedule A)	351,617.41	94.8
Net Income/ (Loss) From Operations	19,400.30	5.2
Other Income		
Interest Income	21.10	0.0
Total Other Income	21.10	0.0
Net Income/ (Loss) Before Taxes	19,421.40	5.2
Provision for Income Tax		
Provision for FIT	1,367.00	0.4
Provision for SIT	457.00	0.1
Total Provision for Income Taxes	1,824.00	0.5
Net Income (Loss)	$ 17,597.40	4.7

See Accountant's Audit Report

Federal Street Investments, Inc
Income Statement
Twelve Months Ended December 31, 2003

	Year To Date	%
General & Administrative Exp.		
(Schedule A)		
Salaries - Office	$ 24,702.32	6.7
Automobile Expense	4,790.55	1.3
Fidelity Bond	886.98	0.2
Consulting Expense	54,025.00	14.6
Bank Charges	1,007.50	0.3
Broker Commissions	98,139.30	26.5
Clearing Cost	36,192.63	9.8
Depreciation	5,815.00	1.6
Dues & Subscriptions	8,674.08	2.3
Equipment Rental	2,038.65	0.5
Education Expense	568.00	0.2
Employee Benefits	7,447.83	2.0
Errors	(530.08)	-0.1
Meals	2,444.30	0.7
Market Data	955.95	0.3
Office Expenses	4,046.97	1.1
Postage & Delivery	2,627.60	0.7
Professional Fees	21,408.76	5.8
Payroll Services	1,710.88	0.5
Rent	43,380.08	11.7
Recruiting	1,000.00	0.3
Repairs	1,234.74	0.3
Regulatory Expenses	11,135.17	3.0
Medical	1,274.29	0.3
Taxes Payroll	(1,688.39)	-0.5
Taxes Others	125.00	0.0
Telephone	17,522.81	4.7
Travel	234.02	0.1
Utilities	447.47	0.1
Total G & A Expense	$ 351,617.41	94.8

Federal Street Investments, Inc
Statement of Cash Flows
Twelve Months Ended December 31, 2003

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 17,597.40	
Adjustments		
Add:		
Depreciation	5,815.00	
Commissions Receivable	1,000.34	
Loans Receivable	15,100.00	
Prepaid Registration Fee	681.17	
Commission Dispute	5,500.00	
Accrued Expenses	2,420.00	
Less:		
Due from D. Rossignol	(17,667.26)	
Amex Payable	(5,042.87)	
Accrued Commissions	(7,037.24)	
Payroll Tax Liabilities	(10,509.46)	
Cash from Operations		7,857.08
Cash Flows - Invested		
Investing Cash Flows		0.00
Cash Flows - Financing		
Shareholder Distribution	(11,217.47)	
Financing Cash Flows		(11,217.47)
Cash Increase (Decrease)		(3,360.39)
Cash - Beginning of Year		
Cash - Checking	3,520.64	
Cash - Savings	175.26	
Total Beginning of Year		3,695.90
Cash on Statement Date		$ 335.51

Federal Street Investments, Inc.
Statement of Retained Earnings
December 31, 2003

Beginning Retained Earnings ($ 23,221.76)

Net Income (Loss) 17,597.40

Ending Retained Earnings $ 5,624.36
============

Federal Street Investments, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2003

Beginning Balance $ 131,685

Ending Balance $ 131,685
                                               =========

Federal Street Investments, Inc.
Notes to Financial Statements
December 31, 2003

1. Nature of Business

The company is in the business of selling and trading securities.

2. Summary of Significant Accounting Policies

The Company is a registered broker-dealer. All trades are cleared on a fully disclosed basis.

3. Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is requied to maintain minimum net capital ($ 5000), as defined under Rule 15c3-1. At December 31, 2003 the Company had net capital of $ 33,731.

4. Basis of Accounting

The Company has adopted the accrual method for financial reporting and cash method for income tax reporting.

5. Litigation

The Company has two arbitration cases with the NASD. One is a commission dispute with a former broker. The other case involves a former customer. Company management believes that neither of these cases would materially affect the company's financial position if there is an adverse decision. A provision for the commission dispute has been made for $5500, the amount of commissions being disputed.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

7. Advertising

The company's policy is to expense the cost of advertising as it is incurred.

(See Accountant's Audit Report)

Federal Street Investments, Inc
Computation of Net Capital
December 31, 2003

Net Worth	$ 161,287
Less: Non Allowable Assets	127,556
Net Capital	33,731
Less: Capital Requirement	5000
Excess Capital	$ 28,731
Aggregate Indebtedness	$ 11,227
Ration of Aggregate Indebtedness to Net Capital	.3 to 1.0

Reconciliation of Computation of Net Capital

Net Capital - As reported in Part IIA Focus	$ 31,610
Net Audit Adjustments	2,121
Net Capital, As Above	$ 33,731

(See Accountant's Audit Report)
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